microsurgeonbot Inc. (doing business as MSBAI)



ANNUAL REPORT

2355 Westwood Blvd., Suite 961

Los Angeles, CA 90064

0

http://msb.ai

This Annual Report is dated May 2, 2022.

BUSINESS

MSBAI enables you to set up simulations in minutes with a 'Universal Interface for Simulation' called GURU. Three verticals we focus on are:
1) Computer-aided engineering,
2) Trajectory and mission planning,
3) Virtual world immersive training.

MSBAI has an ever growing number of clients including the Air Force, Missile Defense Agency, the United States Space Force, and commercial clients.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $40.00

Number of Securities Sold: 4,000,000

Use of proceeds: This made the cofounder Restricted Stock Purchase Agreement official.

Date: August 22, 2017

Offering exemption relied upon: Rule 144, Regulation A

Name: Common Stock

Type of security sold: Equity

Final amount sold: $4.00

Number of Securities Sold: 400,000

Use of proceeds: Equity for our advisors

Date: December 31, 2018

Offering exemption relied upon: Rule 701

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,000.00

Number of Securities Sold: 386,629

Use of proceeds: Operations of the business

Date: February 14, 2020

Offering exemption relied upon: Reg D

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business Operations

Date: February 14, 2020

Offering exemption relied upon: Reg D

Type of security sold: SAFE

Final amount sold: $10,000.00

Use of proceeds: Business Operations

Date: October 14, 2018

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenues
The company is still in the development stage and generated $720,000 in revenues in 2021 compared to 50,000 in 2020.
Cost of revenue
The company did incur a cost of developing the software paid to programmers, engineers and contractors. The cost of revenue increased from $72,000 in 2020 to $216,038 in 2021. The increase in cost of goods sold was due to an increase in labor.
Marketing and sales went up $17,973 in 2020 to $84,300 in 2021. The increase in marketing expenses was to bring awareness to our product in the marketplace. The Company marketing strategy involved selling pre-

paid commercial pilot projects, followed by channel partner vendor collaboration, and direct sales, which led to eventually achieving an online marketplace.
General and administrative expenses increased from $213,590 in 2020 to $681,568 in 2021.
The Company Research and development costs went up from $123,061 in 2020 to $163,061 in 2021
The company's total operating expenses went from $355,159 in 2020 to $928,928 in 2021 due to the company spending to grow and develop. The increased expenses in 2020 led to a net loss of $424,966, in 2021 compared to a loss of $377,159 in 2020.

Historical results and cash flows:
The Company had an accumulated deficit of $899,458 and cash in the

amount of $81,890 as of December 31, 2021. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

As of December 31, 2021, cash used in operating activities went up to $433,966 from $359,424 in 2020. The increase in cash used in operating activities in 2021 was mainly due to a higher net loss.

Financing Activities

As of December 31, 2021, cash provided from financing activities went up from $364,549 in 2020 to $516,162 in 2021 The increase in cash used in financing activities in 2021 was mainly due to proceeds from the issuance of additional shares to crowdfunding investors.

The Company's management is positive about the Company's prospects and believes that the Company will be able to generate enough revenues to sustain itself and eventually start being profitable in the near future.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $81,890.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Acharya Enterprises, LLC

Amount Owed: $10,000.00

Interest Rate: 0.0%

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2021, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Allan Grosvenor

Allan Grosvenor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 22, 2017 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

Position: CFO

Dates of Service: December 07, 2017 - Present

Responsibilities: Managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting.

Position: Director

Dates of Service: May 21, 2017 - Present

Responsibilities: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies. calling meetings, including an annual meeting of shareholders. maintaining and keeping records.

Other business experience in the past three years:

Employer: Masten Space Systems

Title: Aerodynamics Lead, Senior Engineer

Dates of Service: January 28, 2014 - October 2019

Responsibilities: Leading aerodynamics activities

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Allan Grosvenor

Amount and nature of Beneficial ownership: 2,000,000

Percent of class: 43.38

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Class B Non-voting Shares, Convertible Note, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 786,764 of Class B Non-voting Shares. Common Stock

The amount of security authorized is 9,000,000 with a total of 4,400,000 outstanding.
Voting Rights
The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Material Rights
Dividend Rights
Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.
Rights to Receive Liquidation Distributions
Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.
Rights and Preferences
The rights, preferences and privileges of the holders of the company's

Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.
Subsequent to the Reg CF Offering, 386,629 shares of common stock were sold to Techstars

Class B Non-voting Shares

The amount of security authorized is 1,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Class B Non-voting Shares.
Material Rights
Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Note

The security will convert into Shares sold and the terms of the Convertible Note are outlined below:
Amount outstanding: $100,000.00
Maturity Date: October 14, 2022
Interest Rate: 5.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: In the event that the company issues or sells shares prior to the repayment in full of this note
Material Rights
Sale of the Company. Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined

below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) being converted or deemed to be converted in connection with the Sale of the Company). Conversion at Network Launch. If the Company or a Nominated Entity proposes to sell, issue, sponsor, create, distribute, mine, or reserve any Tokens on or after a Network Launch, it shall give the Holder not less than

three months' written notice of its intentions via electronic mail to the email address provided on the signature page hereto, describing the Tokens and the terms and conditions upon which the Company proposes to issue the same. Upon the occurrence of a Network Launch, the Holder will have the right (but not the obligation) to convert all outstanding principal and unpaid accrued interest hereunder into Tokens issued by the Company in such Network Launch at a price per Token equal to 80% of the lowest price paid by third-party purchasers thereof. In connection with and prior to the conversion contemplated by this Section 2(c), the Holder will provide to the Company or to the Nominated Entity, as applicable, a network address and other information necessary to facilitate receipt of the Tokens. The Company shall not be required to transfer Tokens to the Holder in a Network Launch if such a transfer would cause the Company to be in violation of applicable securities, commodities, or Anti-Money Laundering Laws by virtue of such proposed or actual transfer. If the Company elects to operate the Network Launch using a Nominated Entity, it will inform the Purchaser in writing, and the performance by the Nominated Entity of the obligations of the Company under this Agreement will duly discharge the obligations of the Company to the Purchaser. The issuance of Tokens pursuant to conversion of this Note shall be upon and subject to the same terms and conditions applicable to Tokens sold in connection with the

Network Launch. At the option of the Holder, the Holder will receive all of the benefits afforded to other purchasers acquiring the same number of Tokens in a Network Launch.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:
Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $8,000,000.00
Conversion Trigger: This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i)

the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).
Material Rights
(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.
In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.
(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash- Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to

receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount

determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2021, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

microsurgeonbot Inc. (doing business as MSBAI)

By   /s/ *Allan Grosvenor*

     Name: microsurgeonbot Inc. (doing business as MSBAI)

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Allan Grosvenor, the Chief Executive Officer of Microsurgeonbot Inc., hereby certify that the financial statements of Microsurgeonbot Inc., and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total net loss of $377,159; taxable income of $-377,159 and total tax of $0. The Company has not yet filed its 2021 tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/20/2022 (Date of Execution).



_____ (Signature)

CEO, Microsurgeonbot Inc. (Title)

4/20/2022 (Date)

MICROSURGEONBOT INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

MICROSURGEONBOT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	81,890	$	19,692
Total current assets		**81,890**		**19,692**
Intangible Assets		15,998		-
Total assets	$	**97,888**	$	**19,692**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	5,000	$	18,000
Total current liabilities		**5,000**		**18,000**
Simple Agreement for Future Equity (SAFEs)		10,000		10,000
Total liabilities		**15,000**		**28,000**
STOCKHOLDERS' EQUITY				
Common Stock		41		41
Class B Non-Voting		6		2
Additional Paid in Capital		1,052,410		536,252
Equity issuance costs		(70,112)		(70,112)
Retained earnings/(Accumulated Deficit)		(899,458)		(474,492)
Total stockholders' equity		**82,888**		**(8,308)**
Total liabilities and stockholders' equity	$	**97,888**	$	**19,692**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 720,000	$ 50,000
Cost of service	216,038	72,000
Gross profit	503,962	(22,000)
Operating expenses		
General and administrative	681,568	213,590
Sales and marketing	84,300	17,973
Research and Development	163,061	123,596
Total operating expenses	928,928	355,159
Operating income/(loss)	(424,966)	(377,159)
Interest expense	-	-
Income/(Loss) before provision for income taxes	(424,966)	(377,159)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (424,966)**	**$ (377,159)**

See accompanying notes to financial statements.

3

MICROSURGEONBOT INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in thousands, $US)	Common Stock Class A		Non Voting Class B Common Stock		Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2019	**6,000,000**	**$ 60**	**46,848**	**$ 0**	**$ 108,995**	**$ (7,401.46)**	**$ (97,333)**	**$ 4,322**
Net income/(loss)	-	-	-	-	-	-	(377,159)	(377,159)
Issuance of shares - StartEngine Raise	-	-	186,608	2	307,259	(62,710)	-	244,550
Issuance of shares - Techstars Raise	276,604	3			119,997			119,998
Co-founder share forfeiture	(1,900,000)	(19)	-	-	-	-	-	(19)
Balance—December 31, 2020	**4,376,604**	**$ 44**	**233,456**	**$ 2**	**$ 536,252**	**$ (70,112)**	**$ (474,492)**	**(8,308)**
Net income/(loss)	-	-	-	-	-	-	(424,966)	(424,966)
Issuance of shares - StartEngine Raise			391,515	4	516,158			516,162
Balance—December 31, 2021	**4,376,604**	**$ 44**	**624,971**	**$ 6**	**$ 1,052,410**	**$ (70,112)**	**$ (899,458)**	**$ 82,888**

MICROSURGEONBOT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (424,966)	$ (377,159)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of Intangibles	4,000	
Changes in operating assets and liabilities:		
Accounts payable	(13,000)	17,735
Net cash provided/(used) by operating activities	**(433,966)**	**(359,424)**
Net cash provided/(used) in investing activities		
Purchases of Intangible Assets	(19,998)	-
Net cash provided/(used) in investing activities	**(19,998)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of shares - StartEngine Raise	516,162	307,261
Issuance of shares - Techstars Raise	-	119,998
Equity issuance costs	-	(62,710)
Co-founder share forfeiture	-	(19)
Proceeding from Simple Agreement for Future Equity (SAFEs) issaunce		21
Net cash provided/(used) by financing activities	**516,162**	**364,550**
Change in cash	62,197	5,126
Cash, cash equivalents, and restricted cash—beginning of year	19,692	14,566
Cash, cash equivalents, and restricted cash—end of year	**$ 81,889**	**$ 19,692**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Microsurgeonbot Inc. was incorporated on May 22, 2017 ("Inception") in the State of Delaware. The financial statements of Microsurgeonbot Inc, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Microsurgeonbot Inc, is an early-stage startup. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before, to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant will enable individuals to perform an array of expert tasks — served by specialist capability 'agents' which will increase their competitiveness and make a radical scaling up of the implementation of energy efficiency measures more feasible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Intangible Assets

The Company capitalizes its server development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

Microsurgeonbot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the

United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earn revenues from its software subscription services.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Server development cost	$ 19,998	$ -
Intangible assets, at cost	**19,998**	**-**
Accumulated amortization	(4,000)	-
Intangible assets, Net	**$ 15,998**	**$ -**

Entire intangible assets have been amortized. Amortization expenses for server for the fiscal year ended December 31, 2021, were in the amount of $4,000.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (3,999.6)
2023	$ (3,999.6)
2024	$ (3,999.6)
2025	$ (3,999.6)
Thereafter	-
Total	**$ (15,998)**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class A

We have authorized the issuance of 10,000,000 shares of our Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 4,376,604 shares of Common Shares class A have been issued and are outstanding respectively.

Common Stock Class B

We have authorized the issuance of 1,000,000 shares of our Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 624,971 shares and 233,456 of Common Shares class B have been issued and are outstanding respectively.

5. DEBT

Convertible SAFEs Notes

On October 14, 2019, the Company issued a SAFE to Acharya Enterprises LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2020, the SAFE has not yet converted to equity. All notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (126,810)	$ (112,544)
Valuation Allowance	126,810	112,544
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (254,816)	$ (128,007)
Valuation Allowance	254,816	128,007
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $853,943, and the Company had state net operating loss ("NOL") carryforwards of approximately $853,943. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are currently no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2021, and December 31, 2020.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 20, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Allan Grosvenor, Principal Executive Officer of microsurgeonbot Inc. (doing business as MSBAI), hereby certify that the financial statements of microsurgeonbot Inc. (doing business as MSBAI) included in this Report are true and complete in all material respects.

Allan Grosvenor

CEO